PE 6/1/2015



UNITED STATES NO ACT
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE



15007877

Received SEC
JUN 22 2015
Washington, DC 20549

June 22, 2015

Steven E. Brown
RBC Life Sciences, Inc.
steve.brown@rbcls.com

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 6-22-15

Re: RBC Life Sciences, Inc.
Incoming letter received June 1, 2015

Dear Mr. Brown:

This is in response to your letter received on June 1, 2015 concerning the shareholder proposal submitted to RBC by Clinton H. Howard. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Clinton H. Howard
RBC Life Sciences, Inc.
2301 Crown Court
Irving, TX 75038

June 22, 2015

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: RBC Life Sciences, Inc.
Incoming letter received June 1, 2015

The proposal relates to a director nomination.

We note that it is unclear whether the submission is a proposal made under rule 14a-8 or a proposal to be presented directly at the annual meeting, a matter we do not address. To the extent the submission involves a rule 14a-8 issue, there appears to be some basis for your view that RBC may exclude the proposal under rule 14a-8(e)(2) because RBC received it after the deadline for submitting proposals. We note in particular your representation that RBC did not receive the proposal until after this deadline. Accordingly, we will not recommend enforcement action to the Commission if RBC omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

We note that RBC did not file its statement of objections to including the proposal in its proxy materials at least 80 calendar days before the date on which it filed definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we waive the 80-day requirement.

Sincerely,

Matt S. McNair
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

RBC LIFE SCIENCES®
BETTER NUTRITION FOR BETTER HEALTH
2301 Crown Court • Irving, Texas 75038
Main 972.893.4000 • Fax 972.893.4111
webmaster@rbclifesciences.com

VIA ELECTRONIC MAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: RBC Life Sciences, Inc. – Notice of Exclusion of Shareholder Proposal from Proxy Statement for 2015 Annual Shareholders' Meeting

This letter is submitted on behalf of RBC Life Sciences, Inc. (the "***Company***"), pursuant to sections (f) and (j) of Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "***Exchange Act***"). The Company received a shareholder proposal on April 24, 2015 (the "***Proposal***") from Clinton H. Howard (the "***Shareholder***") regarding a proposal for the Company's 2015 annual meeting of shareholders. The Company omitted the Proposal from the Company's proxy statement, proxy card and other proxy materials for its 2015 annual meeting (the "***2015 Proxy Materials***") pursuant to Rule 14a-8(e) governing deadlines for shareholder proposals.

This letter is notice to the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "***Commission***") that the Company excluded or omitted the Proposal from the 2015 Proxy Materials. Pursuant to Rule 14a-8(f), the Company has not notified, and was not required to notify, the Shareholder of the deficiency in submitting the Proposal; such deficiency could not be remedied because the Proposal was submitted after the deadline for submitting proposals for inclusion in the 2015 Proxy Materials. Pursuant to Rule 14a-8(j), the Company is submitting its reasons for excluding the Proposal from the 2015 Proxy Materials. The Company was not able to submit its reasons to exclude the Proposal from the 2015 Proxy Materials no later than 80 calendar days before the Company filed the 2015 Proxy Materials with the Commission, because the Proposal was also not received before that deadline.

A. The Proposal

The Company received the Proposal from the Shareholder via email, dated April 24, 2015, on April 24, 2015. A copy of the Proposal is attached to this letter as Exhibit A. The

RBC LIFE SCIENCES®
BETTER NUTRITION FOR BETTER HEALTH

2301 Crown Court • Irving, Texas 75038
Main 972.893.4000 • Fax 972.893.4111
webmaster@rbclifesciences.com

Proposal expresses the intent to nominate Chuck Boyce to be elected as a director at the Company's 2015 annual meeting of shareholders.

The Company filed its 2015 Proxy Materials with the Commission on April 28, 2015, and the 2015 Proxy Materials were released to the shareholders on May 8, 2015, as stated in the 2015 Proxy Materials.

B. Basis for Exclusion

The Company may exclude the Proposal from the 2015 Proxy Materials, because the Proposal was not timely submitted as required by Rule 14a-8(e). The deadline for submission of shareholder proposals for inclusion in the 2015 Proxy Materials was January 9, 2015. In accordance with Rule 14a-8(e)(2), a shareholder "proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting." The Company's proxy statement for the 2014 annual meeting of shareholders ("***2014 Proxy Statement***") was first released to stockholders on May 9, 2014, as stated on Page 1 of the 2014 Proxy Statement. The Company filed its 2014 Proxy Statement with the Commission on April 29, 2014. In accordance with Section C of the Commission's Staff Legal Bulletin No. 14 (July 13, 2001), the Company calculated the deadline for the submission of shareholder proposals to be included in the 2015 Proxy Materials as January 9, 2015 (the "***Deadline***").

As noted above, the Company received the Proposal on April 24, 2015, which is subsequent to the Deadline. The 2014 Proxy Statement, on page 9, included the following disclosure with respect to the deadline for submitting a proposal under Rule 14a-8: "An eligible shareholder who wishes to include a proposal in the Company's proxy statement for the 2015 annual meeting of shareholders must submit it, in accordance with Rule 14a-8 of the Exchange Act, so that it is received by the Company's Secretary, at the Company's executive offices, on or before December 30, 2014." The reference to the December 30, 2014 deadline in the 2014 Proxy Statement was calculated in error, based on the filing of the 2014 Proxy Statement; however, this date was prior to the deadline as determined in accordance with Rule 14a-8(e)(2). Nevertheless, the Shareholder was not prejudiced by the error, because if he had relied on the date stated in the 2014 Proxy Statement, the Proposal would have been received before the Deadline as properly calculated in accordance with Rule 14a-8(e)(2).

As noted above, the Company has not notified, and was not required to notify under Rule 14a-8(f), the Shareholder of such deficiency since the deficiency could not be remedied because the Proposal was submitted after the Deadline.

The Company is only addressing the procedural matter of timeliness in this notice, though there may be additional reasons for exclusion. The Company reserves the right, should it be necessary, to raise additional reasons for exclusion of the Proposal from the 2015 Proxy Materials.

If the Company can provide additional materials to address any questions that the Commission has regarding this notice, please do not hesitate to contact Steve Brown, at steve.brown@rbcls.com or 972.893.4000, or Chris Converse, the Company's counsel, at cconverse@gardere.com or 214.999.4903.

Sincerely,



Steven E Brown, Chief Executive Officer
RBC Life Sciences, Inc.

CC: Clinton H. Howard (via electronic mail)

RBC LIFE SCIENCES®

BETTER NUTRITION FOR BETTER HEALTH

2301 Crown Court • Irving, Texas 75038
Main 972.893.4000 • Fax 972.893.4111
webmaster@rbclifesciences.com

Exhibit A

To: Daley Seeker, Secretary
RBC Life Sciences, Inc.

Date: April 24, 2015

I want to nominate Mr. Chuck Boyce to be elected at the 2015 annual stockholder meeting of RBC Life Sciences to be an independent member of the board of directors.

His long experience in domestic and international business and in corporate governance at the highest levels would help to provide valuable guidance to the RBC board of directors.

Chuck Boyce graduated from West Virginia University. He received his law degree from Ohio state University law school, and in time was admitted to practice law in Ohio, Pennsylvania and Texas and in the US Tax Court and the US Supreme Court. After years in the domestic and international petroleum business, he transferred to Irving Texas as Vice Chairman of Caltex Petroleum and Chief Financial Officer where he was half of a two-man executive committee having responsibility for all major business operation decisions. Drawing on his extensive background within that industry and his experience as an attorney, he had primary reporting responsibility for the legal, comptroller, treasury, tax, auditing, and administrative functions. He managed an extensive international business especially in the South East Pacific. At the same time, he maintained compliance with all the many domestic regulations required by the SEC for public companies.

He served 16 years in active and reserve duty in the United States Air Force ending his career as a Major. Chuck is retired and lives in Irving with his wife, Jan. He is very active as a leader in the cultural and charitable activities of the city, and a member of the Board of Directors of the Las Colinas Association.

Clinton H. Howard
Chairman
RBC Life Sciences Inc.
2301 Crown Court